UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Date of Report: November 11, 2026

Commission file number 1-12874
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TEEKAY CORPORATION LTD.
(Exact name of Registrant as specified in its charter)
_________________________

2nd Floor, Swan Building,
26 Victoria Street,
Hamilton, HM 12, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation Ltd. dated November 11, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION LTD.

Date: November 11, 2026	By:	/s/ Brody Speers
Brody Speers Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit 1
TEEKAY CORPORATION LTD.
THIRD QUARTER 2026 UPDATE
Highlights
•U.S. GAAP net income attributable to shareholders of Teekay of $59.8 million, or $0.68 per share, in the third quarter of 2026.
•Teekay Tankers’ spot rates have remained at historic highs, with the third quarter of 2026 Suezmax and Aframax / LR2 spot rates averaging $106,400 per day and $67,600 per day, respectively. So far in the fourth quarter of 2026, Suezmax and Aframax/LR2 spot rates are setting new records, averaging $272,000 per day and $208,300 per day for approximately 63% and 53% of fourth quarter spot days booked to date, respectively.
•As part of Teekay Tankers' fleet renewal plan, the following transactions were entered into: (1) ordered two Aframax / LR2 tankers at a Chinese yard with expected deliveries in 2030; (2) ordered two Suezmax tankers at a Korean yard with expected deliveries in 2030, which include options for two additional Suezmax tankers with expected deliveries in 2030; and (3) agreed to acquire one 2020-built MR tanker with expected delivery by mid-January 2027.
•Consistent with Teekay Tankers’ dividend policy, Teekay Tankers declared its regular fixed quarterly cash dividend of $0.25 per share for the quarter ended September 30, 2026, payable in December 2026.
Hamilton, Bermuda, November 11, 2026 - Teekay Corporation Ltd. (Teekay or the Company) (NYSE: TK) today provided an update for the three months ended September 30, 2026, including certain unaudited U.S. GAAP results. These results include those of the Company’s publicly-listed consolidated subsidiary, Teekay Tankers Ltd. (Teekay Tankers) (NYSE: TNK), and of all remaining subsidiaries. Teekay, together with its subsidiaries other than Teekay Tankers, is referred to in this release as Teekay Parent. Please refer to the third quarter of 2026 earnings release of Teekay Tankers, which is available on Teekay's website at www.teekay.com, for additional information on Teekay Tankers' results.
Financial Summary

	Three Months Ended
	September 30,	June 30,	September 30,
(in thousands of U.S. dollars, except per share amounts)	2026	2026	2025
	(unaudited)	(unaudited)	(unaudited)
TEEKAY CORPORATION LTD. CONSOLIDATED
GAAP FINANCIAL COMPARISON
Revenues	368,925	379,115	228,485
Income from operations	189,785	220,791	69,166
Net income attributable to the shareholders of Teekay (1)	59,828	69,467	29,552
Earnings per common share of Teekay (1)(2)	0.68	0.79	0.34

	As at	As at	As at
	September 30,	June 30,	December 31,
(in thousands of U.S. dollars, except number of shares)	2026	2026	2025
	(unaudited)	(unaudited)	(unaudited)
TEEKAY PARENT
Cash and cash equivalents, and short-term investments	59,651	56,402	120,165
Market value of investment in Teekay Tankers (3)	1,033,137	690,497	568,619
Number of outstanding common shares at end of period	87,948,644	87,691,370	86,056,804
(1)For the quarters ended September 30, 2026, June 30, 2026, and September 30, 2025, includes $6.0 million, or $0.07 per share, $10.5 million, or $0.12 per share, and $8.7 million, or $0.10 per share, respectively, related to gains on Teekay Tankers' vessel sales.

(2)Basic per share amounts.
(3)As at September 30, 2026, June 30, 2026, and December 31, 2025, Teekay Parent owned 10.6 million Teekay Tankers Class A and B common shares, and the closing prices of Teekay Tankers' Class A common shares were $97.06 per share, $64.87 per share, and $53.42 per share, respectively.
Conference Call
Teekay and Teekay Tankers (collectively, the Teekay Group) plan to host a conference call on Thursday, November 12, 2026, at 11:00 a.m. (ET) to discuss the Teekay Group's results for the third quarter of 2026. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•By dialing 1(800) 330-6710, or 1(647) 361-1999 if outside of North America, and quoting conference ID code 5692912.
•By accessing the webcast, which will be available on Teekay’s website at www.teekay.com (the archive will remain on the website for a period of one year).
An accompanying Teekay Group Third Quarter of 2026 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.
About Teekay
Teekay is a leading provider of international crude oil marine transportation and other marine services. Teekay provides these services through its controlling ownership interest in Teekay Tankers, a leading owner and operator of mid-sized crude tankers. Teekay Tankers has a fleet of 38 double-hull crude oil and product tankers (which includes committed newbuildings) and has three chartered-in oil tankers. In addition, Teekay Tankers manages and operates vessels for the Australian government and Australian energy companies as part of the marine services provided by Teekay Tankers and owns a ship-to-ship transfer business that performs full-service lightering and lightering support operations in the U.S. Gulf and Caribbean.
Teekay’s common shares trade on the New York Stock Exchange under the symbol “TK”.

Forward-Looking Statements

This update contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this update, other than statements of historical fact, are forward-looking statements. When used in this update, the words “expect,” “believe,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will”, “should” or similar words are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Forward-looking statements contained in this update include, among others, statements regarding: the timing of payments of cash dividends by Teekay Tankers; the timing of newbuilding and secondhand vessel deliveries by Teekay Tankers; the potential exercise of options for two additional Suezmax newbuildings; and expected spot tanker rates for the fourth quarter of 2026.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: payment by Teekay Tankers of its declared cash dividends; potential delays in, or the inability to complete, vessel acquisitions and deliveries by and to Teekay Tankers; and other factors discussed in Teekay’s filings from time to time with the United States Securities and Exchange Commission (or SEC), including its Annual Report on Form 20-F for the fiscal year ended December 31, 2025. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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